Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005
Income from continuing operations, before taxes	40,270,275	44,231,318
Fixed charges, as adjusted	67,433,125	49,708,865

	107,703,400	93,940,183

Fixed charges:

Interest expense including amortization of debt costs	49,880,714	33,855,699
Capitalized interest	3,872,940	1,573,991
Interest factor on rent (1/3 rent expense)	17,552,411	15,853,166
Total fixed charges	71,306,065	51,282,856
Less capitalized interest	(3,872,940)	(1,573,991)

Fixed charges, as adjusted	67,433,125	49,708,865

Ratio of earnings to fixed charges	1.5	1.8